Exhibit 99.1

Sagtec Global Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

KUALA LUMPUR, MALAYSIA, August 20, 2026 (GLOBE NEWSWIRE) -- Sagtec Global Limited (Nasdaq: SAGT) (“Sagtec” or the “Company”), a provider of enterprise software solutions, AI-powered technologies, and digital transformation services, confirmed that on August 18, 2026, it received a Nasdaq Listing Qualifications Staff Determination Letter (the “Notice”) stating that the Company is not in compliance with Nasdaq’s minimum bid price requirement. The Notice advised that for a period of 30 consecutive business days, the closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notice does not immediately impact the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until February 16, 2027, to regain compliance. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 16, 2027, the Company may be eligible for an additional 180 calendar days’ period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to the expiration of the compliance period.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.